Exhibit 99.1

Pharvaris Reports Third Quarter 2025 Financial Results and Provides Business Update

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Topline data for RAPIDe-3, a pivotal Phase 3 study of deucrictibant immediate-release capsule for the on-demand treatment of HAE attacks, expected in 4Q2025
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Enrollment in CHAPTER-3, a pivotal Phase 3 study of deucrictibant extended-release tablet for prophylaxis of HAE attacks, is progressing as planned; topline data anticipated in 2H2026
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Initiated CREAATE, a pivotal Phase 3 study of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks
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Data presented at recent medical congresses, including final outcomes from the completed open-label extension phase of the Phase 2 CHAPTER-1 study, reinforce the potential of deucrictibant to differentiate through its efficacy and safety profile
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Strong financial position with cash and cash equivalents of €329 million as of September 30, 2025

ZUG, Switzerland, November 12, 2025 – Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to help address unmet needs of those living with bradykinin-mediated diseases such as hereditary angioedema (HAE) and acquired angioedema due to C1 inhibitor deficiency (AAE-C1INH), today reported financial results for the third quarter ended September 30, 2025, and provided a business update.

“We remain on track to report data from the pivotal Phase 3 trial, RAPIDe-3, in the fourth quarter of 2025,” said Berndt Modig, Chief Executive Officer of Pharvaris. “The achievement of this data readout, combined with the anticipated readout of CHAPTER-3 in the second half of next year, and the future outcome of the recently initiated CREAATE study, demonstrate our continued execution and commitment to develop new and innovative therapies for people with bradykinin-mediated disease. Pharvaris is also financed well into the first half of 2027, providing us with cash runway through these key inflection points.”

Recent Business Updates and Highlights

Development Pipeline

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Topline data from RAPIDe-3 (NCT06343779) expected in 4Q2025. RAPIDe-3, a pivotal global Phase 3 study evaluating orally administered deucrictibant immediate-release capsule (20

mg) for the on-demand treatment of HAE attacks in adults and adolescents (12 years and older), reached target enrollment of approximately 120 participants in March 2025. Pharvaris expects to announce top-line data in the fourth quarter of 2025.
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Enrollment in CHAPTER-3 (NCT06669754) progressing as planned. CHAPTER-3 is a randomized, double-blind, placebo-controlled Phase 3 study of orally administered deucrictibant extended-release tablet for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE. The study aims to enroll approximately 81 participants and randomize them in a 2:1 ratio to receive deucrictibant extended-release tablet (40 mg), which is the intended commercial dosage, or placebo, once daily for 24 weeks. Pharvaris anticipates announcing topline data of CHAPTER-3 in the second half of 2026.
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Initiated CREAATE, a global, pivotal Phase 3 study of deucrictibant for the prophylactic and on-demand treatment of AAE-C1INH attacks. CREAATE assesses the efficacy and safety of deucrictibant in people living with AAE-C1INH. In part 1 of CREAATE, participants receive either deucrictibant extended-release tablet (40 mg) or placebo once daily for the prophylactic treatment of AAE-C1INH attacks. In part 2 of CREAATE, participants treat two attacks in a cross-over fashion, one attack with deucrictibant immediate-release capsule (20 mg) and one with placebo, for the on-demand treatment of AAE-C1INH attacks. Part 3 of CREAATE is the open-label extension portion of the study assessing the long-term safety and efficacy of deucrictibant immediate-release capsule (20 mg) for on-demand treatment.
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Final data from the completed Phase 2 CHAPTER-1 OLE study provide further evidence on the long-term safety and efficacy of deucrictibant for the prevention of HAE attacks. Recent data shared in an oral presentation by Dr. Marc A. Riedl at the American College of Allergy, Asthma, and Immunology (ACAAI) 2025 Annual Scientific Meeting reported the final outcomes of the CHAPTER-1 study (NCT05047185), in which deucrictibant was generally well tolerated. Results from the randomized portion and the open-label portion demonstrated that the mean rate of HAE attacks was reduced by deucrictibant within the first week of treatment and remained low for up to 34 months, with an overall on-treatment attack rate of 0.12 throughout the open-label portion.

Corporate

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Closed $201 million public offering. The proceeds from the public offering of with cash proceeds of approximately $201 million extends the cash runway well into the first half of 2027.

Financials

Third Quarter 2025 Financial Results

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Liquidity Position. Cash and cash equivalents were €329 million as of September 30, 2025, compared to €281 million for December 31, 2024.
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Research and Development (R&D) Expenses. R&D expenses were €29.8 million for the quarter ended September 30, 2025, compared to €25.8 million for the quarter ended September 30, 2024.
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General and Administrative (G&A) Expenses. G&A expenses were €9.8 million for the quarter ended September 30, 2025, compared to €12.1 million for the quarter ended September 30, 2024.
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Loss for the year. Loss for the third quarter was €37.1 million, resulting in basic and diluted loss per share of €0.60 for the quarter ended September 30, 2025, compared to €41.7 million, or basic and diluted loss per share of €0.77, for the quarter ended September 30, 2024.

Note on International Financial Reporting Standards (IFRS)
Pharvaris is a Foreign Private Issuer and prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. Pharvaris maintains its books and records in the Euro currency.

About Deucrictibant

Deucrictibant is a novel, potent, orally bioavailable small-molecule bradykinin B2 receptor antagonist currently in clinical development. Deucrictibant is being investigated for its potential to prevent the occurrence of bradykinin-mediated angioedema attacks and to treat the manifestations of attacks if/when they occur by inhibiting bradykinin signaling through the bradykinin B2 receptor. Pharvaris is developing two formulations of deucrictibant for oral administration: an extended-release tablet to enable sustained absorption and efficacy as prophylactic treatment, and an immediate-release capsule to enable rapid onset of activity for on-demand treatment. Deucrictibant has been granted orphan drug designation for the treatment of bradykinin-mediated angioedema by the U.S. Food and Drug Administration, Swissmedic, and the European Commission.

About Pharvaris

Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to potentially address all types of bradykinin-mediated angioedema. Pharvaris intends to provide injectable-like efficacy™ and placebo-like tolerability with the convenience of oral therapies to prevent and treat bradykinin-mediated angioedema attacks. With positive data in both Phase 2 prophylaxis and on-demand studies in HAE, Pharvaris is currently evaluating the efficacy and safety of deucrictibant in a pivotal Phase 3 study for the prevention of HAE attacks (CHAPTER-3) and a pivotal Phase 3 study for the on-demand treatment of HAE attacks (RAPIDe-3). For more information, visit https://pharvaris.com/.

Forward Looking Statements

This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: uncertainty in the outcome of our interactions with regulatory authorities, including the FDA; the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules and deucrictibant extended-release tablets, which are in late-stage global clinical trials; our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1, RAPIDe-2, and CHAPTER-1 Phase 2 and Phase 3 studies in ongoing and future nonclinical studies and clinical trials, such as RAPIDe-3, CHAPTER-3, and CREAATE; risks arising from epidemic diseases, which may adversely impact our business, nonclinical studies, and clinical trials; our ability to potentially use deucrictibant for alternative purposes, for example to treat C1-INH deficiency (AAE-C1INH); the outcome and timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to produce sufficient amounts of drug product candidates for commercialization; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws (including the Biosecure Act), our ability to maintain an effective system of internal control over financial reporting; changes and uncertainty in general market conditions; disruptions at the FDA and other agencies; changes and uncertainty in general market, political and economic conditions, including as a result of inflation and geopolitical conflicts; changes in regulations and customs, tariffs and trade barriers; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact

Maggie Beller

Executive Director, Head of Corporate and Investor Communications

maggie.beller@pharvaris.com